Exhibit 21

Belrose Capital Fund LLC Subsidiaries (as of December 31, 2007)

Name	Jurisdiction of Incorporation

Bel Larimer LLC	Delaware

Bel Marlborough Campus LLC	Delaware

Belrose Realty Corporation	Delaware

Belvorn Holdings LLC	Delaware

Deerfield Property Trust	Maryland

Katahdin Property Trust, LLC	Delaware